UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

In response to the Russian invasion of Ukraine on February 24, 2022, the European Union, the United States and other countries have imposed a broad set of sanctions against Russia, certain Russian entities and certain activities involving Russia or Russian entities.  These sanctions include prohibitions regarding the supply of aircraft and aircraft components to Russian entities or for use in Russia, subject to certain wind-down periods. AerCap intends to fully comply with all applicable sanctions, which will require us to cease our leasing activity with Russian airlines.

As of December 31, 2021, approximately 5% of AerCap’s fleet by net book value was on lease to Russian airlines.

Please refer to the Risk Factors included in our Report on Form 20-F for the year ended December 31, 2020, including “Risks related to the geopolitical, regulatory and legal exposure of our business–The international operations of our business and those of our lessees expose us to geopolitical, economic and legal risks associated with a global business, including many of the economic and political risks associated with emerging markets” and “Risks related to our relationship with our lessees–If our lessees fail to cooperate in returning our aircraft following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.”

The information contained in the preceding paragraphs of this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-234028, 333-235323 and 333-260359 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: February 28, 2022